Exhibit 99.1

Bright Scholar to Hold 2024 Annual General Meeting on December 19, 2023

FOSHAN, China, October 31, 2023 /PR Newswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), a global premier education service company, today announced that it would hold its 2024 annual general meeting of shareholders at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, The People’s Republic of China on December 19, 2023 at 10:00 a.m. (local time). The proposal to be submitted for shareholders’ approval at the annual general meeting is the ratification of the appointment of (1) Deloitte Touche Tohmatsu Certified Public Accountants LLP as the independent registered public accounting firm of the Company for the fiscal year ended August 31, 2023, (2) Mr. Hongru Zhou as a director and chairman of the board of directors of the Company (the “Board”) and a member of the nominating and corporate governance committee and the compensation committee of the Company, and (3) Mr. Meng Rui as an independent director and the chairman of the audit committee of the Board. The Board has fixed November 10, 2023 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education.

IR Contact:

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-2991-6814